UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-40842

VALENS SEMICONDUCTOR LTD.

(Exact name of registrant as specified in its charter)

8 Hanagar St. POB 7152

Hod Hasharon 4501309

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

EXPLANATORY NOTE

Valens Semiconductor Ltd. (“Valens”) (NYSE: VLN) announced, in accordance with Section 203.01 of the New York Stock Exchange Listed Company Manual, that its 2022 Annual Report on Form 20-F was filed with the U.S. Securities and Exchange Commission on March 1, 2023. Valens’ 2022 Annual Report on Form 20-F includes the Company’s audited financial statements for the year ended December 31, 2022. A copy of Valens’ 2022 Annual Report on Form 20-F is available in the Investor Relations section of the Company’s website, www.valens.com and is accessible at www.sec.gov.

Valens will provide to all holders of its securities a hard copy of its 2022 Annual Report on Form 20-F, free of charge, upon request through its website or in writing to Valens Semiconductor Ltd., Attn: Daphna Golden, 8 Hanagar St., POB 7152, Hod Hasharon 4501309, Israel.

The following exhibit is furnished herewith:

TABLE OF CONTENTS

ITEM
99.1	Press Release dated March 3, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALENS SEMICONDUCTOR LTD.

By:	/s/ Dror Heldenberg
	Name:	Dror Heldenberg
	Title:	Chief Financial Officer

Date: March 3, 2023